Santiago, January 5, 2004

Office of Filings and information Services

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 1-4

Washington, D.C. 20549

U.S.A.

Re.: AES Gener S.A.

Form 6-K File N. 1-13210

Dear Sirs:

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934, we hereby enclose one originally executed copy of a report on Form 6-K with information of the minute of AES Gener's 25th Extraordinary Shareholders' General Meeting held on October 24, 2003. Such Form is an English translation of the report that AES Gener filed with the Superintendencia de Valores y Seguros de Chile.

Yours sincerely,

AES Gener S.A.

Francisco Castro

Chief Financial Officer

UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13-A - 16 OR 15D - 16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

January 5, 2004

AES GENER S.A.

(Exact name of registrant as specified in its charter)

AES GENER INC.

(Translation of registrant's name into English)

Mariano Sanchez Fontecilla 310, 3th Floor, Santiago Chile (562) 6868900

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

The Registrant filed with the Superintendencia de Valores y Seguros of Chile (the "SVS") the 25th Shareholders' Odinary General Meeting of AES Gener S.A.. Attached is an English translation of the report that was filed by the Registration with the Superintendencia de Valores y Seguros of Chile (SVS).

TABLE OF CONTENTS

Page

25th Shareholders' Extraordinary General Meeting 5-10

English translation of the 25th Shareholders' Extraordinary General Meeting 11-15

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A.

Date: January 5, 2004 By :

Franciso Castro

Chief Financial Officer

ACTA

25a JUNTA GENERAL EXTRAORDINARIA DE ACCIONISTAS

DE

AES GENER S.A.

--------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

En Santiago de Chile, a 9 de Julio de 2003, en Avenida El Bosque Sur N. 130, Piso 1, Comuna de Las Condes y siendo las 12.05 horas, se dio inicio a la celebración de la 25a Junta General Extraordinaria de Accionistas de AES Gener S.A. --------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

PRIMERO : Asistencia. ---------------------------------------------------------------------------------------------------------------------------------------------------

Joseph Brandt, en representación de Alicia Acosta Julio por 5.350 acciones; Marta Aguad Aguad por 40.000 acciones; Olga Aguad Aguad por 14.000 acciones; Noelia Araya Milla por 20.689 acciones; Manuel de la Lastra Bernales por 11.228 acciones; Claudina Elizabeth Fuentes Artus por 42.000 acciones; Eduardo Huidobro Justiniano por 8.330 acciones; Guillermo Alfredo Mery Díaz por 20.000 acciones; José Luis Morales Rojas por 10.000 acciones; y Juan Saud Drey por 1.000.000 acciones; Luis Felipe Cerón Cerón en representación de Susana Albina Ackermann Meloth por 50 acciones, Jorge Hernán Aedo Viveros por 10.000 acciones, Ursula Renate Ludwig Ackermann por 8.000 acciones, Guillermo Noriega Bolumburu por 15.000 acciones, Fernando Palma Trotti por 35.608 acciones, Gladys Margarita Pizarro López por 18.516 acciones y Sadio Rojas Pérez por 36.000 acciones; Cristian Lagos García de la Huerta en representación de Inversiones Cachagua Limitada, por 5.596.329.349 acciones; Mauricio Javier Caro Rojas en representación de Ana del Carmen Caro Núñez; Javier Andrés Corthorn Silva en representación de Tanner Corredores de Bolsa S.A. por 1.960.615 acciones; Vanessa Thiers Neira en representación de Elizabeth Arques Vergara por 13.615 acciones; Lutz Claren Eschweiler por sí, por 606.960 acciones; Jimena del Carmen Alvarado Vargas, por sí, por 1.000 acciones; Alberto Pablo Figueroa Velasco, por sí por 1.000 acciones; Samuel Báez Zamora, por sí, por 300.000 acciones; María Alejandra Fuentes Contreras, por sí, por 9.043 acciones; Luis Loyola Arbuquerque por sí, 49.771 acciones; Isabel Margarita Muñoz Muñoz por sí, por 314 acciones; y, Raúl Ugalde Acevedo, por sí, por 13.262 acciones. --------------------------------------------------------------------------------------------------------------------------------------------------------------

Total de acciones presentes: 5.600.590.913 acciones, que equivalen al 98,72792% del total de acciones suscritas con derecho a voto. ---------------------------------------------------------------------------------------------------------------

Presidió la Junta el Presidente de la compañía Joseph Brandt y actuó como Secretaria la titular Francisca Cea Echenique. Asistieron, además, el Gerente General de AES Gener S.A. señor Felipe Cerón Cerón y el Gerente de Administración y Finanzas, don Francisco Javier Castro Crichton. ------------------

SEGUNDO: Poderes y Quórum. ---------------------------------------------------------------------------------------------------------------------------------------------

La Junta aceptó como conformes y por unanimidad los poderes de los señores Joseph Brandt, Felipe Cerón Cerón, Mauricio Javier Caro Rojas, Javier Andrés Corthorn Silva, Cristian Lagos García de la Huerta y Vanessa Thiers Neira.----------------------------------------------------------------------------------------------------

A continuación, luego de dejar constancia de la concurrencia de accionistas que representaban un número mayor de acciones que el exigido por el artículo 23 de los estatutos sociales y 61 de la Ley sobre Sociedades Anónimas, esto es, mayoría absoluta de las acciones emitidas con derecho a voto, se declaró legalmente constituida la Junta.---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

TERCERO: Convocatoria. --------------------------------------------------------------------------------------------------------------------------------------------------------

La Secretaria dejó constancia que el Directorio de la compañía, por acuerdo adoptado en Sesión Extraordinaria N. 77 celebrada el día 12 de Junio del 2003, y de conformidad a lo dispuesto en los artículos 19 y 20 de los Estatutos, dispuso citar a esta Junta General Extraordinaria de Accionistas, con el objeto de tratar las materias indicadas en la convocatoria. Seguidamente se acordó, por unanimidad, omitir la lectura de los avisos de convocatoria, publicados en el periódico "Diario Financiero" de Santiago, los días 20 y 30 de Junio y 7 de Julio del 2003. ---------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Asimismo, se dejó constancia que la celebración de esta Junta se comunicó a la Superintendencia de Valores y Seguros, por medio de carta de fecha 13 de Junio de 2003 y que a la Asamblea no concurrió ningún representante de ese organismo. -------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Se hizo presente que se enviaron citaciones por correo a cada uno de los accionistas inscritos en el registro, con la anticipación indicada en el inciso 2 del artículo 59 de la Ley N. 18.046. --------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

CUARTO: Firma Del Acta. ------------------------------------------------------------------------------------------------------------------------------------------------------

A proposición de la Mesa, la Junta, por unanimidad, acordó designar a los señores Cristian Lagos García de la Huerta, María Isabel Muñoz Muñoz, Vanessa Thiers Neira y Jimena del Carmen Alvarado Vargas para que tres cualesquiera de entre ellos, conjuntamente con el Presidente y la Secretaria, firmen el Acta que se levante de esta Junta General Extraordinaria de Accionistas. ------------------------------------------------------------------------------------------------------------------

Seguidamente, se hizo presente que se encontraba presente en la sala el Notario Público de Santiago don Pedro Sadá Azar.---------------------------------------------------------------------------------------------------------------------------------------

QUINTO: Acta Junta Extraordinaria Anterior. --------------------------------------------------------------------------------------------------------------------------------

La Junta tomó conocimiento que el Acta de la Junta Extraordinaria anterior celebrada con fecha 29 de Abril de 2003 se encontraba debidamente aprobada, toda vez que fue firmada por los tres accionistas designados en dicha Junta conjuntamente con el Presidente y la Secretaria. En consecuencia la Junta, en forma unánime, acordó omitir la lectura del acta de aquella asamblea. -------------------------------------------------------------------------------------------------------

En forma previa a ofrecer la palabra a los accionistas, el Presidente se dirigió a la asamblea indicando que en razón de no dominar completamente el idioma castellano, le había solicitado al Gerente General que prosiguiera con la junta, la que él seguiría por medio de intérprete, estando a disposición de los accionistas para cualquier consulta. Seguidamente tomó la palabra el Gerente General quien señaló que el Directorio había citado a esta asamblea con el propósito de consultar a los señores accionistas respecto de sus proposiciones de reformar los estatutos sociales, y, de aprobarse dichas modificaciones, de repartir un dividendo definitivo adicional con cargo al saldo de las utilidades del ejercicio 2002 no distribuidas en la Junta General Ordinaria efectuada el 29 de Abril recién pasado. ---------------------------------------------------------------------------------

Agregó el señor Cerón que como era de conocimiento de los señores accionistas, por acuerdos adoptados en las Juntas Generales Extraordinarias de Accionistas de la compañía efectuadas los días 4 de Julio y 29 de Agosto del año 2001, se aprobaron una serie de modificaciones a los estatutos sociales que tenían por objeto evitar que la clasificación de riesgo de la compañía fuera medida por parámetros distintos de los relacionados con el desarrollo y acción particulares de ésta, de modo de que fuera afectada por circunstancias relacionadas con su matriz y sus negocios en otros lugares. Indicó que las referidas modificaciones estatutarias incrementaron los quórum requeridos para la aprobación de acuerdos sobre transformación, fusión o división de la sociedad, para la modificación de los estatutos en dichas materias y además restringieron la distribución de dividendos por sobre el mínimo legal. Sin embargo, agregó, en la actualidad las cláusulas relativas a los quórum especiales y a las restricciones a la distribución de dividendos se hacen inoficiosas e innecesarias. Seguidamente señaló que en la asamblea ordinaria del 29 de Abril pasado, se le informó a los señores accionistas de la intención de la administración de distribuir como dividendo el 100% de las utilidades del ejercicio 2002, por lo cual la referida modificación estatutaria permitiría distribuir entre los accionistas de la compañía un dividendo ascendente a $ 3,67470 por acción en calidad de dividendo definitivo adicional.------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

SEXTO: Reforma de los Estatutos Sociales.-------------------------------------------------------------------------------------------------------------------------------------

A continuación se trató el primer punto de la convocatoria, referente a la modificación de los estatutos de la compañía.----------------------------------------

Seguidamente se hizo presente a los señores accionistas que se les había hecho entrega de un documento donde constaba el texto de los estatutos actuales y de las modificaciones que se proponían.--------------------------------------------------

Seguidamente, la Secretaria dio lectura cada una de las modificaciones estatutarias que se proponían a la asamblea.-----------------------------------------Indicó que la primera modificación que se proponía era: "Sustituir el actual número 4 del artículo 21 de los estatutos de la sociedad, por el siguiente: "La enajenación del activo de la sociedad en los términos que señala el número nueve del artículo sesenta y siete de la Ley Sobre Sociedades Anónimas, o el cincuenta por ciento o más del pasivo"------------------------------------------------ En cuanto a la segunda modificación, la Secretaria señaló que correspondía a "Disminuir los quórum requeridos para aprobar acuerdos sobre transformación, fusión o división de la sociedad, eliminando al efecto la segunda frase del actual artículo 23 de los estatutos de la sociedad"-------------------------------------------A continuación dio lectura a la tercera proposición de modificación estatutaria, expresando que correspondía a: Eliminar las restricciones sobre la distribución de dividendos, sustituyendo el actual tenor del artículo 30 de los estatutos de la sociedad por el siguiente: "Salvo acuerdo diferente adoptado en la junta respectiva, acordado por la unanimidad de las acciones emitidas, se distribuirá anualmente como dividendo en dinero a sus accionistas, a prorrata de sus acciones, a lo menos el treinta por ciento de las utilidades líquidas de cada ejercicio. En todo caso, el Directorio podrá bajo la responsabilidad personal de los directores que concurran al acuerdo respectivo, distribuir dividendos provisorios durante el ejercicio con cargo a las utilidades del mismo, siempre que no hubiere pérdidas acumuladas. La parte de las utilidades que sea destinada por la junta a dividendos, ya sea como dividendos mínimos obligatorios o como dividendos adicionales, podrá en cualquier tiempo ser capitalizada, previa reforma de estatutos, por medio de la emisión de acciones liberadas, o ser destinada al pago de dividendos eventuales en ejercicios futuros"------------------Posteriormente la Secretaria indicó que la cuarta proposición consistía en Eliminar en su totalidad el actual artículo 36 de los estatutos;--------------------------------

Finalmente, indicó que la quinta y última modificación consistía en Eliminar en su totalidad el actual artículo tercero transitorio de los estatutos.-----------------------------------------------------------------------------------------------------------------

A continuación se ofreció la palabra a los señores accionistas.-----------------------------------------------------------------------------------------------------------------

Tomó la palabra don Alberto Figueroa Velasco quién señala no entender la razón de fondo para las modificaciones propuestas y consulta si es el pago de la cuenta corriente mercantil existente con la matriz. Le responde el Gerente General, agradeciendo la consulta y señalando que el origen de la inclusión de las disposiciones que hoy se propone modificar residía en que la compañía conservara la calidad de "Grado de Inversión", la cual lamentablemente se perdió el año 2002. Agregó que, además, con ello se habilita a la compañía para repartir las utilidades del ejercicio anterior, lo cual con los estatutos actuales está limitado al mínimo legal.--------------------------------------------------------------------------------------------------------------------------------------------------------------------

Seguidamente toma la palabra don Samuel Báez Zamora y consulta sobre la posibilidad que la matriz pague el saldo de la cuenta corriente mercantil con acciones de la compañía. Le responde el Gerente General que en este caso la compañía está legalmente impedida de poseer acciones de su propia emisión.-----------------------------------------------------------------------------------------------

Luego toma la palabra don Mauricio Caro Rojas, quién expresa estar en conocimiento de que The AES Corp. Tiene negocios muy diversificados, incluso de telecomunicaciones, que quizás sean más rentables que los eléctricos, por lo cual consulta si la compañía está en venta y si hay algún comprador en particular. Le responde el Presidente señor Brandt indicándole que The AES Corp. Ha enajenado gran parte de sus inversiones en telecomunicaciones y que el resto está en proceso de enajenación; agregando que hacía 18 meses que no se participaba en ese mercado. En cuanto a la venta de la compañía y a la eventual existencia de un comprador, el Presidente expresó rechazar de plano ambas aseveraciones, e indicó que el accionista principal no tiene intención de enajenar su participación, por lo que no había nada más que agregar al respecto.-------------------------------------------------------------------------------------------------------------------------

Nuevamente toma la palabra don Alberto Figueroa Velasco, consultando esta vez respecto del pago anticipado de los bonos convertibles emitidos por la compañía en el año 1998. Le responde el Presidente señalándole primeramente que la compañía siempre ha pagado sus obligaciones en forma oportuna y que el bono convertible no será una excepción; en cuanto al rescate anticipado, el señor Brandt indica que ese es un derecho de la compañía, no una obligación para con los tenedores.----------------------------------------------------------------------------------------------------------------------------------------------------------------------

Terminadas las intervenciones, se procedió a la votación de cada una de las modificaciones estatutarias propuestas, y la asamblea, en forma unánime, aprobó introducir en los estatutos sociales las siguientes modificaciones:--------------------------------------------------------------------------------------------------------------

Uno) Sustituir el actual número 4 del artículo 21 de los estatutos de la sociedad, por el siguiente: "La enajenación del activo de la sociedad en los términos que señala el número nueve del artículo sesenta y siete de la Ley Sobre Sociedades Anónimas, o el cincuenta por ciento o más del pasivo".-------------------------------------------------------------------------------------------------------------------------

Dos) Disminuir los quórum requeridos para aprobar acuerdos sobre transformación, fusión o división de la sociedad, eliminando al efecto la segunda frase del actual artículo 23 de los estatutos de la sociedad, de modo que quede como sigue: "Artículo 23: Las juntas se constituirán en primera citación con la mayoría absoluta de las acciones emitidas con derecho a voto y, en segunda citación con las que se encuentren presentes o representadas, cualquiera sea su número, y los acuerdos se adoptarán por la mayoría absoluta de las acciones presentes o representadas con derecho a voto, a menos que la ley o estos estatutos contemplen una mayoría superior. Los avisos de la segunda citación sólo podrán publicarse una vez que hubiere fracasado la junta a efectuarse en primera citación y, en todo caso, la nueva junta deberá ser citada para celebrarse dentro de los 45 días siguientes a la fecha fijada para la junta no efectuada. Las juntas serán presididas por el Presidente del Directorio o por el que haga sus veces y actuará como secretario quien lo sea del Directorio, si en este lo hubiere, o el Gerente General en su defecto".---------------------------------------------------------------------------------------------------------------------------------------------

Tres) Eliminar las restricciones sobre la distribución de dividendos, sustituyendo el actual tenor del artículo 30 de los estatutos de la sociedad por el siguiente: "Salvo acuerdo diferente adoptado en la junta respectiva, acordado por la unanimidad de las acciones emitidas, se distribuirá anualmente como dividendo en dinero a sus accionistas, a prorrata de sus acciones, a lo menos el treinta por ciento de las utilidades líquidas de cada ejercicio. En todo caso, el Directorio podrá bajo la responsabilidad personal de los directores que concurran al acuerdo respectivo, distribuir dividendos provisorios durante el ejercicio con cargo a las utilidades del mismo, siempre que no hubiere pérdidas acumuladas. La parte de las utilidades que sea destinada por la junta a dividendos, ya sea como dividendos mínimos obligatorios o como dividendos adicionales, podrá en cualquier tiempo ser capitalizada, previa reforma de estatutos, por medio de la emisión de acciones liberadas, o ser destinada al pago de dividendos eventuales en ejercicios futuros".--------------------------------------------------------------------------------------------------------------------------------------------------------------Cuatro) Eliminar en su totalidad el actual artículo 36 de los estatutos.-------------------------------------------------------------------------------------------------------

Cinco) Eliminar en su totalidad el actual artículo tercero transitorio de los estatutos.----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

SÉPTIMO : Reparto de Dividendo Definitivo Adicional.-------------------------------------------------------------------------------------------------------------------

A continuación señaló el Gerente General que el segundo punto de la Tabla era "De ser aprobada la modificación estatutaria en los términos antes expuestos, se propondrá el reparto de un dividendo definitivo adicional, con cargo a las utilidades del ejercicio 2002, por un monto de $3,67470 por acción, a ser pagado a contar del día 5 de Agosto del 2003".-----------------------------------------------

Al efecto, el señor Cerón recordó a los señores accionistas que durante la Junta General Ordinaria de Accionistas de la compañía celebrada el pasado mes de Abril, se acordó el reparto del 30% de las utilidades líquidas del ejercicio 2002, correspondiendo el pago de $ 1,57487.- por acción, quedando como remanente el 70% restante de dichas utilidades líquidas, cantidad ascendente a $ 25.674.966.371, monto que en esa oportunidad se acordó incorporar a las cuentas patrimoniales como Reserva para Futuros Dividendos.---------------------

--------------------------------------------------------------------------------------

El Gerente General ofreció la palabra, sin que los accionistas presentes la tomaron, por lo que sometió la proposición a votación.-------------------------------------------------------------------------------------------------------------------------

La asamblea, por la unanimidad de las acciones presentes aprobó la proposición de distribución de utilidades y reparto de un dividendo definitivo adicional de $ 3,67470 por acción a ser pagado a contar del día 5 de Agosto del año 2003.-------------------------------------------------------------------------------------------------

OCTAVO: Adopción de todos los acuerdos necesarios para materializar las decisiones que adopte la Junta Extraordinaria de Accionistas.------------------------------------------------------------------------------------------------------------------

Se sometió a la aprobación de la asamblea la proposición de facultar al Gerente General de la compañía don Felipe Cerón Cerón y a la Secretaria de la junta doña Francisca Cea Echenique para que, actuando conjunta o separadamente, y si así lo estimaren conveniente, reduzcan a escritura pública, total o parcialmente el acta que se levante de esta Junta.------------------------------------------------------------------------------------------------------------------------------------------------

Sometida la materia a votación, fue aprobada en forma unánime por la junta.------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

NOVENO : Información sobre las Operaciones a que se refiere el artículo 44 de la Ley de Sociedades Anónimas.-----------------------------------------------------------------------------------------------------------------------------------------------------

Señaló el Gerente General que el cuarto punto de la Tabla era la información a la junta sobre la existencia de operaciones referidas en el artículo 44 de la Ley de Sociedades Anónimas en el período transcurrido desde la Junta General Ordinaria de Accionistas celebrada el 29 de Abril del presente año. Al respecto informó que la compañía que durante el período transcurrido desde dicha asamblea, la compañía no ha llevado a cabo operaciones de las referidas en el mencionado artículo 44 de la Ley sobre Sociedades Anónimas.-------------------------------------------------------------------------------------------------------------------------------

Siendo las 12:45 horas se levantó la sesión.-------------------------------------------------------------------------------------------------------------------------------------

MINUTES OF THE

25th EXTRAORDINARY SHAREHOLDERS ASSEMBLY OF

AES GENER S.A.

--------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

The 25th Extraordinary shareholders Assembly of AES Gener S.A. was held on July 9th, 2003 at # 130 El Bosque Sur Avenue, 1st floor, Las Condes, Santiago, Chile and it started at 12:05 hrs. --------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

FIRST : ATTENDANCE. -----------------------------------------------------------------------------------------------------------------------------------------------------

Joseph Brandt, on behalf of Alicia Acosta Julio for 5.350 shares; Marta Aguad Aguad for 40.000 shares; Olga Aguad Aguad for 14.000 shares; Noelia Araya Milla for 20.689 shares; Manuel de la Lastra Bernales for 11.228 shares; Claudina Elizabeth Fuentes Artus for 42.000 shares; Eduardo Huidobro Justiniano for 8.330 shares; Guillermo Alfredo Mery Díaz for 20.000 shares; José Luis Morales Rojas for 10.000 shares; and Juan Saud Drey for 1.000.000 shares; Luis Felipe Cerón Cerón on behalf of Susana Albina Ackermann Meloth for 50 shares, Jorge Hernán Aedo Viveros for 10.000 shares, Ursula Renate Ludwig Ackermann for 8.000 shares, Guillermo Noriega Bolumburu for 15.000 shares, Fernando Palma Trotti for 35.608 shares, Gladys Margarita Pizarro López for 18.516 shares and Sadio Rojas Pérez for 36.000 shares; Cristian Lagos García de la Huerta on behalf of Inversiones Cachagua Limitada, for 5.596.329.349 shares; Mauricio Javier Caro Rojas on behalf of Ana del Carmen Caro Núñez; Javier Andrés Corthorn Silva on bahalf of Tanner Corredores de Bolsa S.A. for 1.960.615 shares; Vanessa Thiers Neira on behalf of Elizabeth Arques Vergara for 13.615 shares; Lutz Claren Eschweiler for 606.960 shares; Jimena del Carmen Alvarado Vargas, for 1.000 shares; Alberto Pablo Figueroa Velasco, for 1.000 shares; Samuel Báez Zamora, for 300.000 shares; María Alejandra Fuentes Contreras, for 9.043 shares; Luis Loyola Arbuquerque for, 49.771 shares; Isabel Margarita Muñoz Muñoz for 314 shares; and, Raúl Ugalde Acevedo, for 13.262 shares. ---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Total of shares present: 5.600.590.913.-shares, which are equivalent to 98,72792% of the total of shares subscribed with voting rights. ---------------------------------------------------------------------------------------------------------------

The Assembly was chaired by the chairman of the company, Mr. Joseph Brandt and Mrs. Francisca Cea acted as regular secretary. The Chief Executive officer of AES Gener S.A., Mr. Felipe Cerón and the Chief Financial Officer, Mr. Francisco Castro, also attended the meeting. ----------------------------------------------------------------------------------------------------------------------------------------------

SECOND: POWERS OF ATTORNY AND QUORUM. ---------------------------------------------------------------------------------------------------------------------------

The Assembly by unanimity - accepted the powers of attorney presented by Joseph Brandt, Felipe Cerón Cerón, Mauricio Javier Caro Rojas, Javier Andrés Corthorn Silva, Cristian Lagos García de la Huerta y Vanessa Thiers Neira.--------------------------------------------------------------------------------------------------------------------------

The Assembly was legally constituted after certifying the attendance of the shareholders representing more shares than the number required by article 23 of the bylaws and article 61 of the stock corporations act, that is, absolute majority of the shares issued with righting votes.---------------------.--------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

THIRD: Notice. --------------------------------------------------------------------------------------------------------------------------------------------------------

The Secretary certified upon the Minutes that the Board of Directors of the Company, by agreement adopted in extraordinary session N. 77 held on June 12th, 2003 and in accordance with the provisions set forth in articles 19 and 20 of the bylaws, decided to call to this Extraordinary Shareholders Assembly in order to discuss the issues indicated in the notice. Afterwards, it was unanimously agreed to fail to read to notices published in "Diario Financiero" of Santiago on June 20th and 30th and July 7th, 2003. -----------------------------------------------------------------------------------------------------------------------------------------

Likewise, it was certified upon the minutes that this Assembly was informed to the Superintendency of Securities and Stocks through a letter sent on June 13th, 2003 and that no representative from said Superintendency attended the meeting. --------------------------------------------------------------------------------------------------------------------------------------------------------------------------

It was pointed out that the notices were mailed to each of the shareholders registered in the registry, in due time according to paragraph 2nd of article 59 of the Act N. 18,046. -----------------------------------------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------

FOURTH: signature of the minutes. --------------------------------------------------------------------------------------------------------------------------------

At the proposal of the Table, the Assembly, by unanimity, agreed to appoint Cristian Lagos García de la Huerta, María Isabel Muñoz Muñoz, Vanessa Thiers Neira and Jimena del Carmen Alvarado Vargas so that any of them together with the Chairman and the Secretary, sign the Minutes of this Assembly. ----------------------------------------------------------------------------------------------------------

Then, it was pointed out that Public notary of Santiago Mr. Pedro Sadá Azar was present in the room.----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

FIFTH: minutes from the previous extraordinary shareholders assembly. -------------------------------------------------------------------------------------------------------------------------------------------------------------------------

The Assembly acknowledged that the Minutes from the previous Extraordinary Assembly held on April 29th, 2003 had been duly approved, given that it had been signed by the three shareholders appointed by said Assembly together with the Chairman and the Secretary. As a consequence, it unanimously agreed to fail to read such minutes. ------------------------------------------------------------------------------------------------------------------------------------------------------

Before offering the floor, the Chairman addressed the assembly saying that since he did not have an appropriate command of Spanish, he had requested the Chief Executive Officer to continue with the assembly which he would follow with the aid of an interpreter. Then, the chief executive officer took the floor who indicated that the Board has called this assembly in order to ask the shareholders about its proposals to amend the bylaws and, if such amendments are approved, distribute an additional definite dividends credited to the balance of the non-distributed net incomes from 2002 in the ordinary shareholders assembly held on April 29th, of the present year.-------------------------------------------------------------------------------------------------------------------------------------------------------------------

Mr. Cerón added that, as it was known by the shareholders, by agreements adopted in the general extraordinary assemblies held on July 4th and August 29th, 2001, several amendments were approved to the bylaws in order to avoid the risk rating of the company to be measured according to different parameters than those related to its development and action, so that it would be affected by circumstances related to its parent company and its businesses in other places. He indicated that said amendments increased the quorum required for the approval of agreements on the transformation, merger or division of the company, the amendment to the bylaws in those subjects and they also restricted the distribution of dividends over the legal minimum. However, he added that currently the clauses related to the special quorums and the restrictions to the distribution of dividends are unnecessary and futile. Then, he mentioned that in ordinary assembly held of April 29th the shareholders had been informed on the intention of the administration to distribute 100% of the dividends resulting from the net incomes of 2002, so said amendment to the bylaws would allow to distribute among the shareholders of the company $3.67479 per share as additional definite dividend. -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

SIXTH: Amendments to the Bylaws.-----------------------------------------------------------------------------------------------------------------------------------------

Then, the assembly discussed the first point of the notice referred to the amendment of the bylaws of the company. ------------------------------------------

The shareholders were informed that they had been given a document with the bylaws and the corresponding amendments proposed. -------------------------------------------------------------------------------------------------------------------------

Then, the Secretary read each of the amendments proposed to the bylaws.-------

She indicated that the first amendments proposed was: "Substitute the current number 4 of article 21 of the bylaws for: "The divest of the asset of the company according to number nine of article sixty-seven of the stock corporation act, or fifty percent of the liability or more". ------------------------------------------------

As for the second amendment, the Secretary said: "Reduce the quorums required to approve agreements on the transformation, merger o division of the company, eliminating the second phrase of the current article 23 of the bylaws".------------

T hen, she read the third bylaws amendment proposal: Remove the restrictions on the distribution of dividends, replacing current article 30 of the bylaws for the following: " Annually, there shall be a dividend distribution in money to the shareholders at prorate of their shares, at least thirty percent of the net incomes of each fiscal year, unless there is a different agreement adopted by the corresponding assembly, approved by the unanimity of the shares issued. In any case, the Board may, under the personal responsibility of each of the directors that subscribed such agreements, distribute provisional dividends during the year credited to its net income, as long as there are not accrued losses. The portion of the net incomes that is set aside for dividends by the assembly, either as mandatory minimum dividends or additional dividends, may be capitalized in any moment, prior amendment to the bylaws through the issuance of free shares or set aside to the payments of eventual dividends in future years".-------------------

Afterwards, the Secretary indicated that the fourth proposal was to remove article 36 from the bylaws completely.--------------------------------------------------------

Finally, she indicated that the fifth and last amendment was to remove completely the transitory third article from the bylaws.-------------------------------------------------------------------------------------------------------------------------

Then, the floor was offered to the shareholders.---------------------------------------------------------------------------------------------------------------------------------

Mr. Albeto Figuero Velasco took the floor who said that he didn't understand the main reason for the amendments proposed and asked if it refers to the payment of the mercantile account with the parent company. The chief executive officer answered, first he thanked the question and indicated that the origin of the inclusion of the modification proposed is to allow the company to keep the quality of "investment grade", which unfortunately had been lost in 2002. He added that it also enabled the company to distribute the profits from the previous year, which is limited to the legal minimum by the current bylaws. -----------------------------------------------------------------------------------------------------------

Then, Mr. Samuel Baez Zamora took the floor and asked about the possibility that the parent companies pays the balance of the mercantile account using shares of the company. The chief executive officer answered that in such case the company has a legal prohibition to own shares of its own issuance.------------------------------------------------------------------------------------------------------------

Then, Mr. Mauricio Cero Rojas takes the floor, who mentions that he is aware that the AES Corporation has a variety of businesses, even telecommunication, which maybe are more profitable than the electric one, so he asks of the company is for sale and if there are any particular buyers. The chairman, Mr. Brandt, answered saying that the AES Corp has divested a great portion of its investments in telecommunication and the rest is in sale process, adding that they haven't participated in that market in 18 months. As for the sale of the company and the eventual existence of a buyer, the Chairman expressly rejected both statements and said that the main shareholder doesn't intent to divest its interest, so there was nothing else to be said about such issue.----------------------------------------------------------------------------------------------------------------

Again, Mr. Alberto Figueroa Velasco took the floor to ask about the advanced payment of the convertible bonds issued by the company in 1998. The Chairman said that the company has always paid its obligations timely and that the convertible bond won't be an exception. As for the advanced redemption, Mr. Brandt says that that is a right of the company, not an obligation for the holders.

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Once the interventions are over, each of the bylaws amendments were voted and the assembly, unanimously, approved the introduction of the following amendments to the bylaws:-------------------------------------------------------------------------------------------------------------------------------------------------------

One) Replace current number 4 of article 21 of the bylaws for this: "the divesture of asset of the company as indicated in number nine of article sixty-seven of the stock corporation act, or fifty percent or more of the asset".-----------------------------------------------------------------------------------------------------

Two) Reduce the quorums required to approve agreements of the transformation, merger of division of the company, eliminating the second phrase of current article 23 of the bylaws, so that it says the following: "Article 23: The assemblies shall be constituted in first call with the absolute majority of the shares issues with voting rights and, in second call, with the shares presents or represented, whatever their number may be, and the agreements shall be adopted by the absolute majority of the shares present or represented with voting rights, unless the law or the bylaws consider a superior majority. The notices of the second call may only be published once the assembly to be constituted in first call has failed and, in any case, the new assembly shall be called to he held within the 45 subsequent days to the date set for the non-held assembly. The assemblies shall be chaired by the Chairman of the Board or whoever represents him and the position of Secretary shall be held by the secretary of the Board, if any, or failing that, the Chief Executive Officer.-----------------------------------------------------------------------------------------------------

Three) Remove the restrictions over the distribution of dividends, replacing current article 30 of the bylaws for the following: "Annually, there shall be a dividend distribution in money to the shareholders at prorate of their shares, at least thirty percent of the net incomes of each fiscal year, unless there is a different agreement adopted by the corresponding assembly, approved by the unanimity of the shares issued. In any case, the Board may, under the personal responsibility of each of the directors that subscribed such agreements, distribute provisional dividends during the year credited to its net income, as long as there are not accrued losses. The portion of the net incomes that is set aside for dividends by the assembly, either as mandatory minimum dividends or additional dividends, may be capitalized in any moment, prior amendment to the bylaws through the issuance of free shares or set aside to the payments of eventual dividends in future years.---------------------------------------------------------------------------------------------------------------------------------------------------------

Four) Remove current article 36 completely from the bylaws.-----------------------------------------------------------------------------------------------------------------

Five) Remove current article third transitory completely from the bylaws.-----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

SEVENTH: Distribution of the Additional Definite Dividend.--------------------------------------------------------------------------------------------------------------

Then, the Chief Executive Officer indicated that the second point of the Table was "If the bylaws amendment is approved, an additional definite dividend distribution shall be proposed, credited to the profits from 2002 for $3.67470 per share to be paid from August 5th, 2003".-----------------------------------------------------------------------------------------------------------------------------------------

To this end, Mr. Cerón reminded the shareholders that during the ordinary general assembly held last April, the distribution of 30% of the net incomes from 2002 had been agreed, which represented the payment of $1.57487 per share with a remaining part of 70% from such profits amounting to $25,674,966,371 that at it was agreed to be incorporated into the equity account as a Reserve for Future Dividends. ----------------------------------------------------------------------

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The chief executive officer offered the floor, but it wasn't taken by any of the shareholders present, so the proposal was submitted to vote. -----------------------------------------------------------------------------------------------------------------

The assembly, by the unanimity of the shares present, approved the proposal on the distribution of profits and distribution of an additional definite dividends for $3.67470 per share to be paid from August 5th, 2003. -------------------------------------------------------------------------------------------------------------------------

EIGHTH: Adoption of all the agreements necessary to materialize the decisions taken by the extraordinary shareholders assembly. ---------------------------------------------------------------------------------------------------------------------------

The proposal to empower the Chief Executive Officer of the company, Mr. Felipe Cerón and the Secretary of the assembly, Ms. Francisca Cea Echequiñe, to issue these minutes as public deed, either partially or entirely, either acting together or separately, was submitted to the approval of the assembly. -------------------------------------------------------------------------------------------------------------------

The issue was submitted for vote and it was unanimously approved by the Assembly. .--------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

NINTH: Information about the Operations referred to in article 44 of the stock corporations act.------------------------------------------------------------------------------------------------------------------------------------------------------------------

The chief executive officer said that the fourth point of the Table was the information to the assembly about the existence of operations referred to in article 44 of the stock corporations act in the period elapsed since the ordinary general shareholders assembly held on April 29th of the present year. In this respect, he informed that the company hasn't carried out the operations referred to in said article 44 of the stock corporations act during the time elapsed since such assembly. --------------------------------------------------------------------------------------------------------------------------------------------------------------------

The session was adjourned at 12:45 hours.--------------------------------------------------------------------------------------------------------------------------------------

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